Exhibit 99.3

FAIRFAX FINANCIAL HOLDINGS LIMITED

Report of Voting Results

(Section 11.3 of National Instrument 51-102)

This report describes the matters voted upon and the outcome of the votes conducted at the Annual Meeting of Shareholders of Fairfax Financial Holdings Limited (the “Corporation”) held on April 21, 2022.

There were present at the meeting registered shareholders and proxy holders holding or authorized to vote 15,543,053 subordinate voting shares (carrying one vote per share), being 62.21% of the issued and outstanding subordinate voting shares of the Corporation, and one proxy holder authorized to vote 1,548,000 multiple voting shares, being 100% of the issued and outstanding multiple voting shares of the Corporation.

Election of Directors

Each of the nominee directors listed in the Corporation’s management proxy circular dated March 4, 2022 was elected as a director. The voting results for the eleven directors nominated for election are set forth in the table below:

Name of Nominee	Vote For (Aggregate)%		Withhold Vote (Aggregate)%		Vote For (Subordinate Voting Shares)%		Withhold Vote (Subordinate Voting Shares)%
Robert J. Gunn	27,477,620	84.19	5,161,580	15.81	9,532,226	64.87	5,161,580	35.13
David L. Johnston	31,725,266	97.20	913,934	2.80	13,779,872	93.78	913,934	6.22
Karen L. Jurjevich	32,109,855	98.38	529,345	1.62	14,164,461	96.40	529,345	3.60
R. William McFarland	31,847,601	97.57	791,599	2.43	13,902,207	94.61	791,599	5.39
Christine N. McLean	31,444,709	96.34	1,194,491	3.66	13,499,315	91.87	1,194,491	8.13
Timothy R. Price	31,849,003	97.58	790,197	2.42	13,903,609	94.62	790,197	5.38
Brandon W. Sweitzer	31,519,846	96.57	1,119,354	3.43	13,574,452	92.38	1,119,354	7.62
Lauren C. Templeton	32,349,785	99.11	289,415	0.89	14,404,391	98.03	289,415	1.97
Benjamin P. Watsa	31,372,739	96.12	1,266,461	3.88	13,427,345	91.38	1,266,461	8.62
V. Prem Watsa	31,573,351	96.73	1,065,849	3.27	13,627,957	92.75	1,065,849	7.25
William C. Weldon	31,731,276	97.22	907,924	2.78	13,785,882	93.82	907,924	6.18

Appointment of Auditor

PricewaterhouseCoopers LLP was reappointed as the auditor of the Corporation. The Corporation received proxies with regard to the vote on the appointment of PricewaterhouseCoopers LLP, directing as set forth in the table below:

Vote For (Aggregate)%		Withhold Vote (Aggregate)%
32,441,209	96.87	1,047,007	3.13

Toronto, Ontario

April 22, 2022

FAIRFAX FINANCIAL HOLDINGS LIMITED

By:	/s/ Eric Salsberg
Name:	Eric Salsberg
Title:	Vice President, Corporate Affairs and Corporate Secretary